SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. ___)*

VOIS Inc.

(Name of Issuer)

Common stock, par value $0.001

(Title of Class of Securities)

91829A 10 5

(CUSIP Number)

Mr. Gary Schulteis

951 Yamato Road, Suite 201,

Boca Raton, FL 33431

571-287-2388

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 91829A 10 5

(1) Names of reporting persons

IceWEB, Inc.

(2) Check the appropriate box if a member of a group (see instructions)

(a) [X ]

(b) ☐

(3) SEC use only

(4) Source of funds (see instructions)

WC

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐

(6) Citizenship or place of organization

State of Delaware, United States of America

Number of shares beneficially owned by each reporting person with

(7) Sole Voting Power

160,000,000

(8) Shared Voting Power

0

(9) Sole Dispositive Power

160,000,000

(10) Shared Dispositive Power

0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

160,000,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

(13) Percentage of Class Represented by Amount in Row (11)

16.2%

(14) Type of Reporting Person (See Instructions)

CO

CUSIP No. 91829A 10 5

(1) Names of reporting persons

John R. Signorello

(2) Check the appropriate box if a member of a group (see instructions)

(a) [X ]

(b) ☐

(3) SEC use only

(4) Source of funds (see instructions)

PF

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐

(6) Citizenship or place of organization

United States of America

Number of shares beneficially owned by each reporting person with

(7) Sole Voting Power

225,000,000

(8) Shared Voting Power

385,000,000

(9) Sole Dispositive Power

225,000,000

(10) Shared Dispositive Power

385,000,000

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

385,000,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

(13) Percentage of Class Represented by Amount in Row (11)

39.0%

(14) Type of Reporting Person (See Instructions)

IN AF

Item 1.               Security and Issuer.

This Schedule 13D relates to the Common Stock of VOIS Inc., (the “Issuer”) whose principal executive offices are located at 951 Yamato Road, Suite 201, Boca Raton, FL 33431.

Item 2.	Identity and Background.

(a)

This Statement is being filed by (i) IceWEB, Inc., a Delaware Corporation (“IWEB”), and (ii) John R. Signorello individually, Hal Compton, Sr., Joseph Druzak, Ed Soyster, Raymond Pirtle, Jack Bush, and John R. Signorello, collectively referred to as the “Directors”, the directors of IceWEB, Inc. IWEB and the Directors are sometimes hereinafter collectively referred to as the “Reporting Persons.”

(b)	The principal executive offices of IceWEB and the business address of Director is 22900 Shaw Road, Suite 111, Sterling, VA 20166.

(c)	IceWEB’s principal business is a manufacturer of data storage appliances. Each of the Directors’ principal business is acting as a director of IceWEB, Inc.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)	Each of the Directors is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

IceWEB, Inc. used $48,000 of working capital to acquire the common stock of VOIS Inc. John R. Signorello used personal funds to acquire the common stock of VOIS Inc.

Item 4.	Purpose of Transaction.

The acquisition of VOIS Inc. shares by IceWEB, Inc. was made for purposes of changing the management of the company. Mark Lucky, the CFO of IceWEB, Inc. was named as a Director of VOIS. In connection with this change in ownership, it is anticipated that Mr. Signorello and IceWEB will appoint additional new directors as soon as selections are made.

Item 5.	Interest in Securities of the Issuer.

(a)

IceWEB, Inc. beneficially owns an aggregate of 160,000,000 shares of VOIS Inc. common stock, representing 16.2% of the outstanding shares on the date of the transaction. Mr. Signorello, who is the CEO and Chairman of the Board of IceWEB, Inc., owns an aggregate 225,000,000 shares of VOIS Inc. common stock, representing 22.8% of the outstanding shares. As a group, IceWEB, Inc. and Mr. Signorello owns an aggregate 385,000,000 shares of VOIS Inc. common stock representing 39.0% of the outstanding shares

(b)

As of the date hereof IceWEB, Inc. has sole power to vote 160,000,000 shares, and has shared power to vote 0 shares. As of the date hereof John R. Signorello has sole power to vote 225,000,000 shares, and has shared power to vote a total of 385,000,000 shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 3, 2009 VOIS Inc. sold 160,000,000 shares of its common stock to IceWEB, Inc. in a private transaction exempt from registration under the Securities Act of 1933 in reliance on an exemption provided by Section 4(2) of that act resulting in gross proceeds to us of $48,000. VOIS did not pay any commissions or finder’s fees and VOIS intends to use the proceeds for general working capital.

On November 2, 2009 Mr. Herbert Tabin, formerly an executive officer and director of our company, sold 225,000,000 shares of our common stock, including shares owned beneficially and of record by him as well as shares owned by entities over which he holds voting and dispositive control, to Mr. John R. Signorello for nominal consideration in a private transaction.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibit

99.1	Subscription Agreement – Current Report on Form 8-K of VOIS Inc. as filed with the Securities and Exchange Commission on November 6, 2009.

99.2	Share Purchase Agreement – by and among John Signorello and Herbert Tabin and certain of his affiliated entities, dated November 2, 2009.

Signatures

After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2009

/s/ Mark B. Lucky

Date: November 18, 2009

/s/ John R. Signorello